UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): September 27, 2023

Cloudastructure, Inc.

(Exact name of issuer as specified in its charter)

Delaware	87-0690564
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

150 SE 2nd Ave, Suite 300 Miami, FL	33131
(Address of principal executive offices)	(ZIP Code)

(650) 644-4160
(Issuer’s telephone number, including area code)

Units

Warrants

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

As previously reported in the Company’s Form 1-U filed with the SEC on July 19, 2023, on July 10, 2023, Cloudastructure, Inc. (“Cloudastructure”, the “Company”, “we”, “us”, or “our”) and the Company’s CEO and founder, Rick Bentley, each separately received a “Wells Notice” from the enforcement staff (the “Staff”) of the Securities and Exchange Commission’s Division of Enforcement (“SEC”), stating that the Staff had made a preliminary determination to recommend that the SEC file a civil enforcement action against each of the Company and Mr. Bentley alleging violations of Sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), and Section 10(b) of the Securities Exchange Act of 1934, as amended (the Exchange Act”), and Rules 10b-5(a), (b) and (c) under the Exchange Act.

On September 27, 2023 the Company agreed to a settlement with the Staff. Without admitting or denying the findings in the order, the Company agreed to a settled order from the SEC, which states that Cloudastructure violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and Section 17(a) of the Securities Act. Cloudastructure agreed to a cease-and-desist order barring the Company from committing or causing any violations and any future violations of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and to pay a penalty of $558,071.

Also on September 27, 2023, Rick Bentley agreed to a settlement with the SEC with respect to the charges against him. Without admitting or denying the allegations in the SEC’s complaint, Mr. Bentley agreed to the entry of a final judgment imposing on him a permanent injunction against future violations of Exchange Act Section 10(b) and Rule 10b-5 thereunder and Securities Act Section 17(a), a civil penalty of $111,614, and an order barring Mr. Bentley from serving as an officer or director of any issuer that has a class of securities registered pursuant to Section 12 of the Exchange Act or that is required to file reports pursuant to Section 15(d) of the Exchange Act, for a period of 5 years.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOUDASTRUCTURE, INC.

By:	/s/ Rick Bentley
Name:	Rick Bentley
Title:	Chief Executive Officer

Date: October 12, 2023